File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

05005193

4 January 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 12 2005
WASH. D.C. 185

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
JAN 18 2005
THOMSON FINANCIAL

Encl.

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Substantial Shareholding - Barclays	SE Announcement	24-Dec-2004	✓				✓	Filed with SEC on 24 December 2004
Director's reinvestment of dividend - J K Banyard	SE Announcement	22-Dec-2004	✓				✓	Filed with SEC on 22 December 2004
Director Retirement - J K Banyard	SE Announcement	17-Dec-2004	✓				✓	Filed with SEC on 17 December 2004
Substantial Shareholding - Fidelity	SE Announcement	17-Dec-2004	✓				✓	Filed with SEC on 17 December 2004
LTIP Award	SE Announcement	15-Dec-2004	✓				✓	Filed with SEC on 15 December 2004
Director's purchase of shares - Sir J L Egan	SE Announcement	03-Dec-2004	✓				✓	Filed with SEC on 3 December 2004
88(2) - FHF (Nominees) - 15,381 shares	Co House Forms	02-Nov-2004		✓				
88(2) - FHF /Nominees/ Limited and T D Waterhouse Nominees - 5,434 shares	Co House Forms	09-Dec-2004		✓				
88(2) - FHF /Nominees/ Limited and T D Waterhouse Nominees - 29,180 shares	Co House Forms	17-Dec-2004		✓				
88(2) - Various - 5,933 shares	Co House Forms	22-Dec-2004		✓				
88(2) - FHF (Nominees) and T D Waterhouse Nominees - 16,846 shares	Co House Forms	23-Dec-2004		✓				
Press Release re: MOD Project Aquatrine	Voluntary Ann	14-Dec-2004				✓		
EMTN - Pricing Supplement relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	17-Dec-2004	✓					

17 December 2004

Severn Trent Water Utilities Finance Plc

Issue of JPY 2,000,000,000 1.69 per cent. Notes due 19 December 2014
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	62
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 2,000,000,000
	(ii)	Tranche:	JPY 2,000,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net Proceeds:	JPY 2,000,000,000
6.	Specified Denominations:		JPY 100,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7.	Issue Date and Interest Commencement Date:		21 December 2004
8.	Maturity Date:		19 December 2014, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.	Interest Basis:		1.69 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable

12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Listing:		London
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	1.69 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 December in each year, from and including 19 December 2005 (short first coupon) to and including 19 December 2014, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount(s):	JPY 1,690,000 per JPY 100,000,000 in nominal amount
	(iv)	Broken Amount(s):	JPY 1,680,611 per JPY 100,000,000 in nominal amount payable on 19 December 2005
	(v)	Day Count Fraction:	30E/360 (unadjusted)
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other method relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable

23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt the Financial Centres are London and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited

35.	Whether TERFA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable
	ISIN:	XS0208637651
	Common Code:	020863765

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of the Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,021	4,041	8,784
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£7.20	£7.38

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name FHF (Nominees) Limited Part ID:- 846 / Desig:- CSOS Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Ordinary	8,784
Name TD Waterhouse Nominees (Europe) Limited Address 201 Deansgate Manchester UK Postcode M3 3TD	Ordinary	8,062
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	16,846

Please enter the number of continuation sheet(s) (if any) attached to this form:

Signed [signature] Date 23.12.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./CAS/1117 Tel: 01903 833436

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2331	108	2096
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,933
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ________ Date 22.12.2004

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/ExC/JN/0625 Tel: 01903 833866

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
13	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	835	157	406
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568p	592p	831p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 22.12.2004

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/JN/0625 Tel: 01903 833866
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	8	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,898	25,282	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£7.38	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited A/C CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 13,511
Name TD Waterhouse Nominees /Europe/ Limited A/C CESNOMS Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 15,669
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 29,180

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17. 12. 2004.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./JW/1003	Tel: 01903 833884
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	880	4,554	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£6.805	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name F H F / Nominees / Limited Part ID:846 Member a/c : CSOS Address 1 Park Lane LONDON UK Postcode LS3 1EP	Class of shares allotted Ordinary	Number allotted 4,554
Name TD Waterhouse Nominees / Europe / Limited Part ID : 277 Member a/c : CESNOMS Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 880
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,434**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9. 12. 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SLM/9859 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,570	4,755	5,056
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£7.20	£7.38

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited DES CSOS Part ID 846 Address 28 Park Square West, Leeds LS1 2PQ UK Postcode	Class of shares allotted Ordinary	Number allotted 15,381
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 15,381

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2/11/04

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E9770 Tel: 01903 833884

DX number DX exchange

C2C PRESS RELEASE
See footer for Version No

MOD Project Aquatrine
Package C: Contract Signature Announcement

The Severn Trent/Costain C2C Consortium sign MOD Water Contract

Coast to Coast Water Limited, established by Severn Trent and Costain, is delighted to have signed the contract with the Ministry of Defence for Package C of Project Aquatrine. Further to the contract award a Partnering Charter has been signed by representatives from the MOD and C2C at a ceremony in London.

Package C of Project Aquatrine is a 25 year contract which will deliver water and wastewater services to approximately 1,500 MOD sites throughout the Southeast, East and North of England and is worth approximately £1 billion in revenues. Project Aquatrine is the first major Public Private Partnership (PPP) in the UK water sector to provide services to a diverse and widely dispersed estate outside of the regulated water industry. It involves the transfer of responsibility for the maintenance and operation of the MOD's water and wastewater assets to the private sector.

Project Aquatrine is unique in putting a PPP at the heart of delivering water and wastewater services for the MOD's Defence Estates as part of its drive to focus on core activities and support the delivery of defence capability. Ian Andrews, Second Permanent Under-Secretary, at the Ministry of Defence said: "In signing this charter, we formalise a relationship that has already developed between the Ministry of Defence and Coast to Coast Water Ltd. We look forward to a successful long-term partnership, which will bring private sector expertise and capital into the management of the Department's water and wastewater infrastructure. This Contract will also enable the transfer of environmental risk to those in the private sector who are best placed to manage it as part of similar 25-year arrangements worth £2.3billion and spread across three such packages covering the entire MOD estate in Great Britain."

C2C has been created to deliver Coast to Coast Water Services and is founded on the complementary strengths and expertise of Severn Trent and Costain, two internationally renowned companies. Costain brings its proven expertise in successfully delivering nationwide asset management and partnering frameworks within the water sector. Severn Trent, as a leading environmental services group and the leader of C2C, is at the heart of England and the Package C geography as well as being in the vanguard of providing services for the non-regulated water sector within the UK.


Package B
Package C
Package A
Severn
Trent
Wat

Severn Trent Group Chief Executive, Robert Walker, said, "It is a great pleasure and privilege to be here to sign the Partnering Charter that puts the seal on the 25 year contract under which Coast to Coast Water – C2C for short – will deliver water and wastewater services to the Ministry of Defence. The Charter sets out the goal that the contract between C2C and the MOD will be a mutually beneficial partnering arrangement that delivers value for money water services to all Package C customers in a safe and environmentally caring way."

C2C's Past-Chairman, Tony Hill, who established C2C in 2000, commented that "C2C is delighted to have signed the contract for Package C and looks forward to delivering the high quality dependable services that the MOD needs and which support its environmental stewardship goals for the way in which it manages the defence estate".

The contract is scheduled to start in Spring 2005.

Contact details for further information:

Tim Stenton
C2C Consortium
2308 Coventry Road
Birmingham
B26 3JZ

Tel 0121 722 6027

Version 2 – 14 Dec 04

C:\DOCUME~1\knowl1g\LOCALS~1\Temp\notes418EB6\CS Press Release Pk C All C2C Members v2.doc
TO BE REMOVED PRIOR TO ISSUING

Mob 07787 127822
Fax 0121 722 6184
Tim.Stenton@c2cgroup.co.uk

Ends

In the case of a Costain press release, the penultimate paragraph might be amended as follows:

Costain Group Chief Executive, Stuart Doughty, said,
"It is a great pleasure and privilege to be here to sign the Partnering Charter that puts the seal on the 25 year contract under which Coast to Coast Water – C2C for short – will deliver water and wastewater services to the Ministry of Defence. The Charter sets out the goal that the contract between C2C and the MOD will be a mutually beneficial partnering arrangement that delivers value for money water services to all Package C customers in a safe and environmentally caring way."